Elemental Royalty Corporation
(formerly Elemental Altus Royalties Corp.)
Management's Discussion and Analysis

Three and Six Months Ended June 30, 2026

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
General
This Management's Discussion and Analysis ("MD&A") for Elemental Royalty Corporation (formerly Elemental Altus Royalties Corp.) (the "Company", or "Elemental") has been prepared based on information known to management as of August 10, 2026. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2026 together with the audited consolidated financial statements for the year ended December 31, 2025. The condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). All amounts are expressed in United States dollars unless otherwise noted.
Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Statements" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form ("AIF") and Form 40-F, are available on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Elemental's producing royalties as well as summaries of the Company's advanced royalties, exploration royalties and royalty generation assets. For additional information, please see our website at www.elementalroyalty.com.

Abbreviated Definitions
Periods under review
"Q4"	The three-month period ended December 31
"Q3"	The three-month period ended September 30
"Q2"	The three-month period ended June 30
"Q1"	The three-month period ended March 31
"H1"	The six-month period ended June 30

Measurement
"GEO"	Gold equivalent ounces
"oz"	Ounce
"t"	Tonne
"lb"	Pound
"Kt"	Thousand tonnes
"Mlbs"	Million pounds
"Tsol"	Total soluble

Interest types
"NSR"	Net smelter return
"GSR"	Gross smelter return
"GRR"	Gross revenue royalty
"NPI"	Net profits interest
"AMR"	Advance minimum royalty
"AAR"	Annual advance royalty

Places and currencies
"U.S."	United States
"$" or "USD"	United States dollars
"C$" or "CAD"	Canadian dollars
"A$" or "AUD"	Australian dollars

Other
"FS"	Feasibility study
"IRR"	Internal rate of return
"LOM"	Life of mine
"NPV"	Net present value
"PEA"	Preliminary Economic Assessment
"PFS"	Pre-feasibility study

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	2

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Description of the Business
Elemental is in the business of acquisition and management of royalties and organically generating royalties derived from a portfolio of mineral property interests. Elemental's royalty and mineral property portfolio consists of 256 assets across North America, South America, Europe, Africa, and Australia.
The Company's common shares are listed on the Nasdaq Exchange ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the ticker symbol "ELE".
Strategy
Elemental’s strategy is to advance a disciplined growth strategy focused on building a diversified portfolio of high-quality royalty and streaming interests across both precious and base metals. The Company focuses on acquiring and creating high-quality royalty and streaming interests, making strategic investments, and selectively generating royalties, with a balanced exposure to precious and base metals and an emphasis on precious metals. The key components of Elemental’s business strategy are summarized as follows:
Royalty and Streaming Acquisitions and Financing
Elemental seeks to acquire and finance royalty and streaming interests across a spectrum of asset stages, ranging from producing operations to advanced development projects. The Company targets opportunities in the precious metals, base metals, and battery metals sectors, and will also consider other cash-flowing royalty and streaming opportunities, including within the energy sector. Through disciplined capital allocation and transaction structuring, Elemental aims to build a portfolio that delivers near-term cash flow, long-term optionality and exposure to commodity price upside.
Royalty Generation
Royalty generation is a complementary component of Elemental’s broader acquisition, financing, and investment strategy. The Company leverages in-country geological expertise to originate and evaluate mineral projects, partner with major and junior companies, and selectively retain royalty interests. These activities can result in royalties, advance royalty payments, milestone payments, and occasional equity consideration, providing modest early-stage cash flows and long-term upside optionality with limited capital deployment.
Elemental’s diversified portfolio of producing, development-stage, and exploration royalties provides exposure to near-term cash flow and long-term discovery upside. By integrating acquisitions and financing, strategic investments, and selective royalty generation, the Company has established a resilient platform for long-term shareholder value.
Highlights
Q2 2026 continued with a strong performance across Elemental’s expanded portfolio, supported by favorable commodity prices and solid contributions from key producing assets, including Karlawinda, Bonikro, Caserones, Timok, and Leeville. The quarter further demonstrated the benefits of the Company’s enhanced scale and diversification following the merger with EMX Royalty Corporation ("EMX"), with a broad base of cash-flowing assets supporting a resilient and growing revenue profile.
A key highlight of the quarter was the proposed acquisition of Vizsla Royalties, which will add a significant royalty over the high-grade Panuco silver-gold project in Mexico. The transaction will further enhance the scale and quality of Elemental’s portfolio, increase the Company’s exposure to silver and add a cornerstone development-stage asset with the potential to generate meaningful future cash flow. The acquisition will also provide additional exploration and mine-life extension optionality as Panuco continues to advance. Following a successful shareholder vote and court approval, the transaction remains subject to regulatory and other customary closing conditions and is expected to close during the third quarter of 2026.
Subsequent to quarter-end, Elemental also increased its royalty interest in the Chapi copper mine and completed a strategic investment in Quilla Resources, owner of the Chapi mine. Together, these investments further expand the Company’s copper exposure and add long-term development and exploration optionality to the portfolio.
Elemental continued to return capital to shareholders through purchases under its normal course issuer bid and the declaration of a second quarterly dividend of $0.03 per share. Supported by strong operating performance, disciplined capital allocation and continued portfolio growth, Elemental remains well positioned to deliver long-term shareholder value.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	3

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Summary of Financial Highlights for the Three and Six Months Ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars, except GEOs)	2026	2025	2026	2025

Statement of Income
Revenue	$23,788	$9,094	$48,110	$20,733
General and administrative costs	5,603	2,243	11,189	3,843
Royalty generation expenses, net	1,081	-	2,517	-
Income from operations	6,308	1,440	12,949	5,819
Net income	$3,598	$160	$4,681	$3,608

Statement of Cash Flows
Cash flows from operating activities	$15,532	$13,222	$30,026	$15,594
Cash flows from investing activities	(7,127)	6,311	(8,078)	7,328
Cash flows from financing activities	$(3,210)	$4	$(865)	$(3,066)

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$23,788	$10,497	$48,110	$23,758
Adjusted cash flows from operating activities	$15,532	$14,410	$30,026	$17,704
Adjusted EBITDA	$17,437	$8,784	$35,178	$20,255
GEOs sold	5,248	3,184	10,231	7,790
Average gold price ($/oz)	$4,533	$3,297	$4,702	$3,050

			June 30,	December 31,
Statement of Financial Position			2026	2025

Cash and cash equivalents			$74,221	$53,143
Working capital			$96,285	$80,064
Non-IFRS Financial Measures1:
The Company had revenue plus attributable share of Caserones, and adjusted EBITDA of the following:
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	4

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Revenue and GEO1 Performance
The following table summarizes the Company’s revenue from royalty interests during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025

Ballarat	$799	$613	$1,765	$1,087
Bonikro	5,009	3,229	11,159	5,422
Caserones[2]	6,653	-	13,490	-
Gediktepe	610	-	1,694	-
Karlawinda	3,097	2,184	5,918	4,027
Korali-Sud	-	2,513	-	9,161
Leeville	2,121	-	4,186	-
Timok	2,227	-	4,469	-
Other producing royalties	2,829	555	4,442	1,036
Advanced royalty payments	89	-	168	-
Total royalty revenue	$23,434	$9,094	$47,291	$20,733

Option, property and other revenue	354	-	819	-
Caserones (before reclassification)[2]	-	1,403	-	3,025
Revenue plus attributable share of Caserones[1]	$23,788	$10,497	$48,110	$23,758
The following table summarizes the Company’s GEOs1 during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Ballarat	176	186	374	351
Bonikro	1,105	979	2,365	1,741
Caserones[2]	1,468	-	2,869	-
Gediktepe	135	-	357	-
Karlawinda	683	662	1,261	1,302
Korali-Sud	-	762	-	3,071
Leeville	468	-	891	-
Timok	491	-	950	-
Other producing royalties	624	169	955	336
Advanced royalty payments	20	-	36	-
Total GEOs from royalty interests	5,170	2,758	10,058	6,801

Option, property and other revenue	78	-	173	-
Caserones (before reclassification)[2]	-	426	-	989
Total GEOs	5,248	3,184	10,231	7,790
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.
2 The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 67.1% equity interest as at June 30, 2026. Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its proportionate share of assets, liabilities, revenues and expenses of the entity.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	5

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Guidance
Please see our “Forward-Looking Statements” below for more details on our guidance.

	2026 Guidance	H1 2026 Results
GEO Sales[1]	17,000 to 21,000	10,231
Revenue	$76.5 to $94.5 million	$48.1 million
Based on performance during the first half of 2026 and current expectations for the underlying assets, the Company remains on track to achieve its 2026 GEO sales guidance. The Company's guidance for 2026 assumes a commodity price of $4,500/oz gold and $5.50/lb copper. The recent decline in gold prices has been partially offset by the increase in copper prices in 2026, which has positively impacted GEOs for Elemental's copper royalties, including Caserones and Timok.
Guidance in 2026 is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance, and management’s understanding of the underlying producing assets.

Portfolio Growth
Elemental continues to advance a disciplined growth strategy focused on building a globally diversified portfolio of high-quality royalty and streaming interests, with a core emphasis on gold and precious metals. The Company’s portfolio provides exposure to a range of assets throughout the development and production pipeline, including cornerstone interests such as Karlawinda, Laverton, and Leeville. This gold-focused approach is complemented by selective exposure to large-scale base metals assets such as Caserones and Timok, with diversification across commodities, jurisdictions, and operators supporting stable cash flow generation while preserving meaningful upside to exploration success and mine life extensions.
The proposed acquisition of Vizsla Royalties represents a significant advancement of this strategy. The transaction would add a substantial royalty interest over the high-grade Panuco silver-gold project in Mexico, further increasing the scale and quality of Elemental’s portfolio and enhancing its exposure to silver. Panuco would represent a cornerstone development-stage asset with the potential to generate meaningful future royalty revenue as the project advances towards production, while also providing substantial exploration and mine life extension optionality.
Near to medium-term portfolio growth is expected to be supported by continued development, optimization, and exploration activities at several key assets. At Timok, ongoing advancement of both the Upper and Lower Zone projects provides exposure to a world-class copper-gold system with significant scale potential. In addition, recent exploration success in the broader Timok district, including the Malka Golaja discovery, highlights the prospectivity of the regional land package and reinforces the long-term optionality of Elemental’s royalty interest. While the ultimate impact of such discoveries remains subject to further delineation and development by the operator, management views these results as encouraging indicators of the district’s geological potential.
Elemental’s exposure to precious metals growth is anchored by assets such as Karlawinda, a long-life gold operation in Western Australia. During the first half of 2026, construction of the Karlawinda processing plant expansion continued to advance, with completion expected in the third quarter of 2026. The expansion is expected to increase processing capacity to approximately 6.5 million tonnes per annum, supporting increased production capacity and royalty revenue potential. Ongoing mining activities and regional exploration at Karlawinda offer the potential to support stable production and incremental upside over time. Post quarter end, Capricorn announced a 32% increase in the Probable Mineral Reserve estimate to 76.4 million tonnes at 0.6 g/t gold, containing 1.57 million ounces of gold.
The Laverton royalty, acquired in two parts, one in February 2021 and again in September 2025, further enhances the Company’s exposure to a highly prospective gold district in Western Australia. The operator has increased exploration activity and continues to evaluate an expansion of the Laverton processing plant, while Beasley Creek, covered by both royalties, has been identified as a potential future source of baseload mill feed. The acquisition of the Dugbe royalty in Liberia adds additional development-stage gold optionality. Together, these assets support the near- to medium-term pipeline of exploration-driven growth potential and reinforce Elemental’s strategy of acquiring royalties over large land packages in established mining camps with high-quality operators.
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	6

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
In addition to its core precious metals weighting, Elemental benefits from exposure to established and operating base metal assets such as Caserones, a large-scale copper mine where continued operational optimization and exploration efforts may contribute to sustained production and potential mine life extension. Subsequent to the end of the second quarter, the Company also increased its royalty interest in the Chapi project in Peru and participated in a private placement in Quilla Resources, an owner of the Chapi Mine. These investments provide additional copper exposure and long-term development optionality.
Elemental remains well positioned to pursue additional accretive royalty and streaming opportunities across its targeted commodities. Management continues to evaluate a robust pipeline of potential transactions, reflecting sustained interest from mining companies seeking non-dilutive sources of capital. The Company’s strong balance sheet, recently amended $150.0 million revolving credit facility with a $50.0 million accordion feature and scalable business model provide enhanced financial flexibility to support disciplined capital deployment.
Management believes Elemental’s gold-focused, diversified asset base, strengthened liquidity position, disciplined growth strategy, and aligned shareholder support provide a solid foundation for long-term value creation.
Corporate Updates for Q2 2026
Quarterly Dividend Declared
During the period, the Company paid the quarterly dividend of $0.03 per common share, totaling $1.9 million, that was declared on March 20, 2026. On June 18, 2026, the Company declared a second quarterly dividend of $0.03 per common share, also totaling $1.9 million, which was accrued as at June 30, 2026 and subsequently paid. Shareholders who made a valid election were able to receive their dividend in the form of Tether Gold XAU₮ tokens in lieu of cash.
Vizsla Royalties Acquisition
On May 13, 2026, the Company entered into a definitive arrangement agreement to acquire all of the issued and outstanding common shares of Vizsla Royalties Corp. by way of a court-approved plan of arrangement. As at the date of announcement, the transaction values Vizsla Royalties at approximately C$327 million ($239 million) on a fully diluted basis, or C$4.13 per share. Vizsla Royalties shareholders may elect to receive 0.15 common shares of the Company, C$4.13 in cash, or a combination thereof for each Vizsla Royalties share, subject to proration and a maximum aggregate cash consideration of approximately C$82 million.
The acquisition will provide the Company with a life-of-mine 2.0%–3.5% NSR royalty over the Panuco silver-gold project in Mexico, an advanced development-stage project expected to become a cornerstone asset within the Company’s portfolio. The transaction remains subject to regulatory and other customary closing conditions as at June 30, 2026 and is expected to close during the third quarter of 2026.
NCIB Repurchase Program
The Company believes that there is significant value inherent in its assets and development pipeline which is not reflected in the share price, as such, on June 11, 2026, the Company announced a normal course issuer bid (“NCIB”), pursuant to which it may purchase for cancellation up to 3,222,537 common shares, representing approximately 5% of the Company’s issued and outstanding common shares as at June 4, 2026. The NCIB commenced on June 15, 2026 and will remain in effect until June 14, 2027, unless completed or terminated earlier. During the three months ended June 30, 2026, the Company repurchased and cancelled 128,280 common shares under the NCIB, for a total cost of $2.0 million. Subsequent to the end of the period, the Company repurchased an additional 17,749 common shares for a total cost of $0.3 million.
Russell 3000, Russell 2000, and S&P/TSX Global Gold Index Inclusions
During the period, the Company was added to the S&P/TSX Global Gold Index, effective June 22, 2026, and to the Russell 3000 and Russell 2000 Indexes, effective following the close of U.S. markets on June 26, 2026. The index inclusions are expected to enhance the Company’s visibility among Canadian and U.S. institutional investors and index-oriented investment funds and bolster trading liquidity.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	7

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Western Queen Royalty Investment
The Company completed an amendment and restatement of its existing royalty agreement over the Western Queen gold project in Western Australia, owned by Rumble Resources Limited. Under the amended royalty agreement, the Company’s existing nominal per-ounce gold royalty was replaced with an uncapped 2.5% NSR royalty on gold produced from the enlarged Western Queen royalty area. As consideration for the amendment, the Company paid Rumble Resources Limited A$5.0 million on closing and, following the satisfaction of certain milestone conditions relating to the execution of qualifying toll treatment arrangements for gold produced from the Western Queen project, paid a further A$5.0 million during the period. Accordingly, total consideration of A$10.0 million was paid during the period.
Quilla Resources Investment Package
Subsequent to June 30, 2026, the Company completed a strategic $25.0 million royalty and equity investment package with Quilla Resources Inc. and its subsidiary, Minera Pampa de Cobre S.A.C., in relation to the producing Chapi copper project in Peru. The Company acquired an additional perpetual, uncapped 1.0% NSR royalty over the Pampa Negra and Candelaria concessions, increasing its royalty interest over these areas to 3.0%, subject to the Candelaria royalty stepping down to 2.0% in July 2034. The Company also acquired an approximately 9% equity interest in Quilla. The investment was funded from cash on hand and is intended to support exploration and the planned expansion of Chapi’s copper cathode production capacity.
Key Producing Royalty Updates
Caserones, Chile - Copper and Molybdenum - Effective 1.304% NSR                 Lundin Mining Corporation
For the three and six months ended June 30, 2026, the Company’s effective share of the royalty revenue in Caserones totaled $6.7 million and $13.5 million, respectively (2025 - $1.4 million and $3.0 million, respectively). The Company's realized revenue in 2025 on the interest acquired from the EMX acquisition only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, for the three and six months ended June 30, 2025, the Company would have generated royalty revenue of $3.9 million and $8.5 million, respectively.
Caserones produced 33,964 tonnes of copper in Q2 2026 compared to 29,290 tonnes in Q2 2025. During the quarter, mining activities were primarily focused on Phase 6, with some contribution from Phase 7. Copper concentrate production continued to benefit from high grades in Phase 6 and strong throughput as a result of initiatives under the Full Potential program, which focuses on achieving sustainable operational efficiencies and financial savings. Additional irrigated area in the dump leach continues to benefit copper cathode production.
During the period, Lundin Mining Corporation (TSX: LUN) (“Lundin”) announced that it maintained 2026 production guidance of 130,000 to 140,000 tonnes of copper for Caserones and outlined further brownfield growth opportunities under its Full Potential program. The program is primarily focused on increasing copper cathode production, with Phase 1 targeting full utilization of the existing 35,000-tonne-per-annum nominal capacity and Phase 2 contemplating a low-capital repowering to increase capacity to approximately 40,000 tonnes per annum.
Subsequent to quarter end, severe winter storms in Chile’s Atacama region resulted in regional flooding and significant snowfall. At Caserones, operations were temporarily suspended for thirteen days as heavy snowfall restricted site access and disrupted the power supply. Power has since been restored, and the restart of operations is underway. As a result of the temporary suspension, the Company now expects Caserones’ annual copper production to be in the lower half of its guidance range.
Karlawinda, Australia - Gold - 2% NSR                                 Capricorn Metals Ltd.
For the three and six months ended June 30, 2026, Elemental earned royalty revenue of $3.1 million and $5.9 million, respectively, from the Karlawinda royalty (2025 - $2.2 million and $4.0 million, respectively). The variances period over period are substantially related to increases in realized gold prices. Gold production for the three and six months ended June 30, 2026 was 30,437 ounces and 60,795 ounces, respectively, compared to 32,216 ounces and 62,815 ounces in the comparative periods. The decreases are mainly attributed to slight decreases in grade.
Capricorn Metals Ltd. (ASX: CMM) (“Capricorn”) continued to advance the Karlawinda Expansion Project, which is expected to increase processing capacity to 6.5 million tonnes per annum and annual gold production to approximately 150,000 ounces. Commissioning and first gold production from the expanded plant remain targeted for the first quarter of fiscal 2027, corresponding to the third quarter of calendar 2026.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	8

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Subsequent to the end of the period, Capricorn announced a 32% increase in Mineral Reserves at Karlawinda, supporting an approximately 10-year mine life at the expanded processing capacity. Refer to Elemental’s July 29, 2026 news release for further details.
Timok (Čukaru Peki), Serbia - Copper and Gold - 0.3625% NSR                     Zijin Mining Corporation
For the three and six months ended June 30, 2026, Elemental earned royalty revenue of $2.2 million and $4.5 million, respectively, from the Timok royalty (2025 - $Nil and $Nil, respectively). The Company's realized revenue in 2025 only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, for the three and six months ended June 30, 2025, the Company would have generated royalty revenue of $1.6 million and $3.2 million, respectively.
Expansions and optimizations continue at the Upper Zone with ongoing advancement of multi-level mining; Phase 1 of the Lower Zone is progressing with key works including shafts and conveyor declines on track. At the Malka Golaja Project, exploration drilling is progressing as planed with preliminary work and infrastructure implementation underway.
Bonikro, Cote d'Ivoire - Gold - Up to 4.5% NSR, capped at 560,000 ounces                  Allied Gold Corp.
For the three and six months ended June 30, 2026, Elemental earned royalty revenue of $5.0 million and $11.2 million, respectively from the Bonikro royalty (2025 - $3.2 million and $5.4 million, respectively). The significant increase in revenue in both periods was due to strong metal prices, and increases in applicable ounces sold due to higher grade processed. For the three and six months ended June 30, 2026, Bonikro produced 29,011 and 60,482 ounces of gold, respectively, compared to 25,775 and 45,446 ounces of gold in the comparative periods.
As at the end of the period, there were 285,732 ounces remaining on the Bonikro capped royalty.
Korali-Sud (Diba), Mali - Gold - 1% NSR                                   Allied Gold Corp.
For the three and six months ended June 30, 2026, Elemental earned no royalty revenue from Korali-Sud (2025 - $2.5 million and $9.2 million, respectively).
In 2025, Allied Gold Corp. (TSX: AAUC) (“Allied”) noted that Korali-Sud is expected to be developed in a staged manner alongside Sadiola, with certain work programs being streamlined and wound down following completion of key approval milestones. The recognition of no revenue in 2026 compared to 2025 is expected and in line with Allied's public statements.
Leeville, USA - Gold - 1.0% GSR                                      Nevada Gold Mines
For the three and six months ended June 30, 2026, Elemental earned royalty revenue of $2.1 million and $4.2 million from Leeville (2025 - $Nil and $Nil, respectively). The Company's realized revenue only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Had the merger taken place on January 1, 2025, for the three and six months ended June 30, 2025, the Company would have generated royalty revenue of $1.4 million and $2.3 million, respectively. These increases period over period are a result of a 10% and 19% increase in ounces sold over the three and six month periods, respectively, combined with significantly higher realized gold prices. For the three and six months ended June 30, 2026, Leeville sold 47,347 and 89,131 ounces of gold, respectively, compared to 42,962 and 74,992 ounces in the comparative periods.
Gediktepe, Türkiye - Gold and Polymetallic - 2.25% NSR                      ACG Metals Corporation
For the three and six months ended June 30, 2026, Elemental earned royalty revenue of $0.6 million and $1.7 million, respectively from the Gediktepe mine (2025 - $Nil and $Nil). The Company's realized revenue only relates to revenue after November 13, 2025, the closing date of the EMX acquisition. Additionally, effective January 1, 2026, the Company's royalty rate on Gediktepe Oxide sales was reduced from 10% to 2.25%. Had the merger taken place on January 1, 2025, for the three and six months ended June 30, 2025, the Company would have generated royalty revenue of $1.9 million and $6.2 million, respectively.
ACG Metals Corporation (LSE: ACG) (“ACG”) reported first-half 2026 production of 18,487 gold equivalent ounces from the Gediktepe oxide operation, exceeding its full-year oxide production target of 17,500 gold equivalent ounces. ACG Metals reiterated its 2026 consolidated production guidance of 20,000 to 22,000 tonnes of copper equivalent. Construction of the Gediktepe Sulphide Expansion Project continued on schedule and within budget, with first copper and zinc concentrate production expected in August 2026.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	9

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Other Producing Royalties
For information related to the other royalty properties see the "Results from Operations" section below.
Development Royalty Updates
Laverton, Australia - Gold - 2.0% - 4.0% GRR - Resource Development                  Genesis Minerals Limited
Genesis Minerals Limited (ASX: GMD) (“Genesis”) continued to advance growth opportunities across the Laverton district, including increased exploration activity, evaluation of Beasley Creek as a potential future source of baseload feed for the Laverton mill and studies examining a staged expansion of the processing plant.
Subsequent to the period, Genesis entered into a binding agreement to merge with Vault Minerals Limited, the owner of the Mount Monger operations. The proposed transaction is expected to increase operational flexibility and create opportunities to optimize ore sources and processing capacity across the combined portfolio, including assets over which the Company holds royalties.
Diablillos, Argentina - Silver and Gold - 1.0% NSR - Feasibility Study                 AbraSilver Resource Corp.
At Diablillos, AbraSilver Resources Corp. (TSX: ABRA) (“AbraSilver”) reported an updated Mineral Resource Estimate for the Diablillos silver-gold project and completed a Definitive Feasibility Study outlining a 9,000-tonne-per-day operation with a 25-year mine life, an after-tax NPV of C$4.2 billion and an internal rate of return of approximately 42%.
During the quarter, the project also received its final provincial environmental approval from Catamarca, complementing the approval previously received from Salta and completing the principal environmental permitting required to advance the project toward construction.
Subsequent to the period, AbraSilver announced a C$45.0 million bought-deal public offering, with the net proceeds intended to fund early works, procurement of long-lead equipment and other development activities at Diablillos.
Dugbe, Liberia - Gold - 2.0% - 2.5% NSR - Feasibility Study                       Mansa Resources Limited
On April 21, 2026, Mansa Resources Limited ("Mansa") completed its acquisition of Pasofino Gold Limited (TSX-V: VEIN) ("Pasofino"), resulting in Pasofino becoming an indirect wholly owned subsidiary of Mansa. Through Pasofino, Mansa now controls the Dugbe Gold Project in Liberia, providing consolidated ownership and funding support for the continued advancement of the project.
Cactus & Parks/Salyer, USA - Copper - 0.50% - 0.54% NSR - Pre-Feasibility Study      Arizona Sonoran Copper Company Inc.
On June 24, 2026, Hudbay Minerals Inc. (NYSE: HBM) ("Hudbay") completed its acquisition of Arizona Sonoran Copper Company Inc. ("Arizona Sonoran"), resulting in Arizona Sonoran becoming a wholly owned subsidiary of Hudbay. The acquisition adds the Cactus project, including Parks/Salyer, to Hudbay’s existing Arizona portfolio and is expected to create opportunities for regional operating and infrastructure synergies with the Copper World project.
Hudbay expects to spend approximately $30 million at Cactus in the second half of 2026 to advance an updated PFS, perform site de-risking activities, conduct exploration activities and for other ongoing site costs. The updated Cactus PFS is expected to be completed in the second half of 2027.
Mactung, Canada - Tungsten - 4.0% NSR - Resource Development                  Fireweed Metals Corp.
At Mactung, Fireweed Metals (TSX-V: FWZ) (“Fireweed”) commenced its 2026 field program, including up to 2,000 meters of drilling at Mactung to support resource conversion, geotechnical studies and continued project development. A feasibility study is underway and is expected to be completed in the first quarter of 2027.
During the quarter, Fireweed also completed a C$61.5 million private placement to fund exploration and development activities across its northern Canadian project portfolio, including Mactung.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	10

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Jasper Hills, Australia - Gold - 2.0% GRR - Mine Construction                       Brightstar Resources Ltd.
Brightstar Resources Ltd. (ASX: BTR) approved the Final Investment Decision for development of its Goldfields Project, including construction of a new standalone 1.5-million-tonne-per-annum processing plant at Laverton. Construction commenced during the quarter, with first gold production targeted for the second quarter of 2027. Ore from the Jasper Hills deposits, including Lord Byron and Fish, is expected to contribute to the processing plant’s future feed supply.
Western Queen, Australia - Gold - 2.5% NSR; and 2.0% GSR on other metals - Resource Development Rumble Resources Limited
As noted above under Corporate Updates, during the quarter the Company completed an amendment and restatement of its royalty agreement over the Western Queen gold project. Following completion of the transaction, Rumble Resources Limited (ASX: RTR) ("Rumble") executed a five-year toll milling and blending agreement covering forecast production from Western Queen, triggering the second A$5.0 million payment by the Company.
Rumble also reported an updated Mineral Resource Estimate for Western Queen. The updated resource will support the ongoing Definitive Feasibility Study, which is targeted for completion in the third quarter of 2026, with production remaining targeted to commence in 2027.
Other Development Royalties
See www.elementalroyalty.com for information on the other development royalty properties.
Royalty Generation Updates
In Q2 2026, the Company's royalty generation business was active in North America, Europe, and Türkiye. The Company incurred $1.1 million in net royalty generation costs in Q2 2026 compared to $Nil in Q2 2025. These expenses include exploration related activities, project marketing, and legal costs.
Subsequent to the acquisition of EMX in 2025, the Company’s royalty generation business focused on the early-stage acquisition and advancement of mineral properties with the objective of creating future royalty interests through partner-funded option and exploration agreements. The strategy centers on identifying prospective targets, enhancing project value through geological work, and structuring agreements that transfer development responsibility to qualified operators while retaining long-term royalty exposure.
During the quarter, the Company’s wholly owned subsidiary, Bronco Creek Exploration Inc., entered into an exploration and option agreement with a subsidiary of KGHM Polska Miedź S.A. covering the Royston, Big E, Tango and Whiskey porphyry copper projects in Nevada. Under the agreement, KGHM may earn a 100% interest in each project by funding up to $5.0 million of exploration expenditures per project and making execution and option payments over a six-year earn-in period. Upon exercise of an option, the Company will retain a 2% NSR royalty and will be entitled to annual advance royalty and milestone payments as each project advances.
For additional details on Elemental's royalty and royalty generation portfolio, including specifics on the royalty terms, refer to the Company's website, www.elementalroyalty.com.
Qualified Persons
Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	11

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Results of Operations

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars, except GEOs)	2026	2025	2026	2025

Financial results
Revenue	$23,788	$9,094	$48,110	$20,733
Depletion of royalty interests	(8,139)	(3,629)	(16,756)	(9,003)
General and administrative expenses	(5,603)	(2,243)	(11,189)	(3,843)
Royalty generation expenses, net	(1,081)	-	(2,517)	-
Share-based payments	(1,761)	(556)	(3,769)	(1,313)
Share of (loss) profit from associates	(6)	607	(10)	1,052
Losses on disposals	(213)	(1,833)	(243)	(1,807)
Impairment charges	(677)	-	(677)	-
Income from operations	$6,308	$1,440	$12,949	$5,819
Gains (losses) from other items	1,107	(94)	(1,381)	140
Tax expense	(3,817)	(1,186)	(6,887)	(2,351)
Net income from continuing operations	$3,598	$160	$4,681	$3,608

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$23,788	$10,497	$48,110	$23,758
Adjusted cash flows from operating activities	$15,532	$14,410	$30,026	$17,704
Adjusted EBITDA	$17,437	$8,784	$35,178	$20,255
GEOs sold	5,248	3,184	10,231	7,790
Average gold price ($/oz)	$4,533	$3,297	$4,702	$3,050
Revenue
The Company earns various sources of revenue including royalty revenue and option revenue earned from mineral property agreements such as execution payments, staged option payments, and operator and management fees.
During the three and six months ended June 30, 2026 and 2025, the Company had the following sources of revenue:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025

Royalty revenue	$23,434	$9,094	$47,291	$20,733
Option, property and other revenue	354	-	819	-
Total	$23,788	$9,094	$48,110	$20,733

Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$23,788	$10,497	$48,110	$23,758
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	12

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
During the three and six months ended June 30, 2026 and 2025, the Company had revenue plus attributable share of Caserones1 from the following sources:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025

Ballarat	$799	$613	$1,765	$1,087
Bonikro	5,009	3,229	11,159	5,422
Caserones[2]	6,653	-	13,490	-
Gediktepe	610	-	1,694	-
Karlawinda	3,097	2,184	5,918	4,027
Korali-Sud	-	2,513	-	9,161
Leeville	2,121	-	4,186	-
Timok	2,227	-	4,469	-
Other producing royalties	2,829	555	4,442	1,036
Advanced royalty payments	89	-	168	-
Total royalty revenue	$23,434	$9,094	$47,291	$20,733

Option, property and other revenue	354	-	819	-
Caserones (before reclassification)[2]	-	1,403	-	3,025
Revenue plus attributable share of Caserones[1]	$23,788	$10,497	$48,110	$23,758
For the three months ended June 30, 2026 and 2025:
Royalty revenue for the three months ended June 30, 2026 increased by $14.3 million or 158% when compared to Q2 2025. Revenue increased primarily due to another quarter of recognition of producing royalty assets acquired through the EMX acquisition in Q4 2025. Additionally, there was continued strong production from both Karlawinda and Bonikro. These were partially offset by a decrease at Korali-Sud where the operator has begun to shift focus away from the project, as noted in the discussion above.
Revenue plus attributable share of Caserones increased by $13.3 million or 127% when compared to Q2 2025.
For the six months ended June 30, 2026 and 2025:
Royalty revenue for the six months ended June 30, 2026 increased by $26.6 million or 128% when compared to 2025. Revenue increased primarily due to 2026 including the recognition of producing royalty assets acquired through the EMX acquisition. The significant contributors included Caserones, Leeville and Timok.
Additionally, there was strong production from both Karlawinda and Bonikro. Bonikro has also benefited from approximately 8koz of additional sales of inventory carried over from Q4 2025. This was partially offset by a significant decrease at Korali-Sud where the operator has begun to shift focus away from the project, as noted in the discussion above.
Revenue plus attributable share of Caserones increased by $24.4 million or 103% when compared to 2025.
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.
2 The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 67.1% equity interest as at June 30, 2026. Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its proportionate share of assets, liabilities, revenues and expenses of the entity.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	13

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The breakdown of the Company's revenue plus attributable share of Caserones2 over the past eight quarters and the revenue allocation by metal group for 2026 are as follows:
Option, property and other revenue will fluctuate based on deal flow and the structure of property agreements, including execution payments, staged option payments, and operator or management fees. Execution payments may consist of cash and the fair value of equity interests received in partners.
General and Administrative Expenses
General and administrative ("G&A") expenses for the three and six months ended June 30, 2026 and 2025, comprised of the following:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025

Salaries, fees and employee benefits	$3,035	$1,007	$6,116	$2,057
Professional fees and consulting fees	1,082	308	2,215	602
Marketing and promotion	196	94	284	173
Listing and filing fees	266	52	393	78
Corporate administration	780	362	1,495	497
Project evaluation and transaction related expenses	244	420	686	436
Total	$5,603	$2,243	$11,189	$3,843
For the three months ended June 30, 2026 and 2025:
G&A costs of $5.6 million were incurred for the three months ended June 30, 2026 compared to $2.2 million in Q2 2025. G&A expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2026 compared to 2025 are related to:
•The $2.0 million increase in salaries, fees and employee benefits primarily reflects the higher corporate headcount following the merger with EMX in the fourth quarter of 2025.
•The $0.8 million increase in professional fees primarily reflects increased regulatory and compliance costs, and tax planning initiatives, which will lead to future cost savings.
•The $0.4 million increase in administrative costs primarily reflects incremental IT and office-related costs, higher corporate insurance premiums, and increased travel expenditures associated with company-wide integration activities.
•The increase in project evaluation and transaction related expenses coincides with increased due diligence activities performed by the Company during the period compared to that of Q2 2025.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	14

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
For the six months ended June 30, 2026 and 2025:
G&A costs of $11.2 million were incurred for the six months ended June 30, 2026 compared to $3.8 million in 2025. G&A expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2026 compared to 2025 are related to:
•The $4.1 million increase in salaries, fees and employee benefits primarily reflects the higher corporate headcount following the merger with EMX in the fourth quarter of 2025.
•The $1.6 million increase in professional fees primarily reflects increased audit, regulatory and compliance costs, legal costs associated with the declaration and implementation of the Company’s inaugural dividend, and tax planning initiatives.
•The $1.0 million increase in administrative costs primarily reflects incremental IT and office-related costs, higher corporate insurance premiums, and increased travel expenditures associated with company-wide integration activities.
•The increase in project evaluation and transaction related expenses coincides with increased due diligence activities performed by the Company during the period compared to that of 2025.
Royalty Generation Expenses, Net of Recoveries
For the three months ended June 30, 2026 and 2025:
Net royalty generation costs increased to $1.1 million in Q2 2026 from $Nil in Q2 2025 which was the result of the acquisition of EMX in Q4 2025 as Elemental did not previously operate a royalty generation business. Royalty generation costs include exploration related activities, project marketing, and land and legal costs.
Included in the net cost of $1.1 million was $1.9 million in expenditures primarily related to personnel, property costs and drilling, technical and support costs. This was partially offset by $0.8 million in recoveries from partners.
For the six months ended June 30, 2026 and 2025:
Net royalty generation costs increased to $2.5 million in 2026 from $Nil in 2025 which was the result of the acquisition of EMX in Q4 2025 as Elemental did not previously operate a royalty generation business. Royalty generation costs include exploration related activities, project marketing, and land and legal costs.
Included in the net cost of $2.5 million was $3.6 million in expenditures primarily related to personnel, property costs and drilling, technical and support costs. This was partially offset by $1.1 million in recoveries from partners.
Depletion
For the three months ended June 30, 2026 and 2025:
The Company recognized depletion of $8.1 million for Q2 2026 (Q2 2025 - $3.6 million). The increase was primarily attributable to the inclusion of producing royalties acquired through the merger with EMX. Additionally, depletion was higher due to the reclassification of Caserones from an investment in associate to a royalty interest in Q4 2025. These inclusions were partially offset by a decrease in production at Korali-Sud compared to Q2 2025.
For the six months ended June 30, 2026 and 2025:
The Company recognized depletion of $16.8 million for the six months ended June 30, 2026 (2025 - $9.0 million). The increase was primarily attributable to the inclusion of producing royalties acquired through the merger with EMX. Additionally, depletion was higher due to the reclassification of Caserones from an investment in associate to a royalty interest in Q4 2025. These inclusions were partially offset by a substantial decrease in production at Korali-Sud compared to 2025.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	15

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Share-based Payments
During the three and six months ended June 30, 2026 the Company recorded a total of $1.8 million and $3.8 million, respectively in aggregate share-based payments compared to $0.6 million and $1.3 million, respectively, for the comparative period in 2025. The aggregate share-based payments related to the annual equity grant and vesting of stock options, restricted share units and deferred share units. The increase in share-based payments was mainly due to the increase in head count as a result of the merger with EMX.
Other
During the three months ended June 30, 2026, the Company had an unrealized gain of $1.0 million (Q2 2025 - $0.2 million) related to the revaluation of financial instruments. The unrealized gain in the current period was primarily attributed to the revaluation of the warrant liability. Due to the decrease in the Company's share price in Q2 2026, the Company recognized a gain of $1.2 million on the revaluation of the warrant liability. The remaining unrealized loss on revaluation of financial instruments relates to revaluation of marketable securities and outstanding deferred consideration.
During the six months ended June 30, 2026, the Company had an unrealized loss of $1.5 million (2025 - $0.0 million) related to the revaluation of financial instruments. The unrealized loss in 2026 was primarily attributed to the revaluation of the warrant liability. Due to the increase in the Company's share price in 2026, the Company has recognized a loss of $1.0 million on the revaluation of the warrant liability. The remaining unrealized loss on revaluation of financial instruments relates to revaluation of marketable securities and outstanding deferred consideration.
During the three and six months ended June 30, 2026, the Company recognized $0.7 million in impairment charges (2025 - $Nil) to certain insignificant royalty assets. The impairments were recognized as the Company determined that the likelihood of realizing future economic benefits from these royalties was remote.
Taxes
During the three and six months ended June 30, 2026, the Company recorded a tax expense of $3.8 million and $6.9 million, respectively (2025 - $1.2 million and $2.4 million, respectively). The increase is a result of additional withholding taxes paid on increased royalty revenue, as well as the reclassification of the Caserones royalty from an investment in associate to royalty interest. Due to this reclassification, the income tax related to Caserones is now classified as income tax rather than being included in equity income from investment in associated entities.
Liquidity and Capital Resources
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
The condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at June 30, 2026, the Company had working capital surplus (current assets less current liabilities) of $96.3 million (December 31, 2025 - $80.1 million).
The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners and sales of investments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed for the revolving credit facility. As at June 30, 2026, the Company had no outstanding debt and an available credit facility of $150.0 million with a $50.0 million accordion feature.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	16

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Operating Activities
Cash provided by operating activities for the three and six months ended June 30, 2026 was $15.5 million and $30.0 million, respectively (2025 - $13.2 million and $15.6 million, respectively), and adjusted cash provided by operating activities1 for the period was $15.5 million and $30.0 million, respectively (2025 - $14.4 million and $17.7 million, respectively) and represents royalty income received in the period, offset by expenditures primarily on general and administrative expenses and royalty generation. There is no adjustment to cash flows from operating activities in 2026 due to the reclassification of the Caserones royalty from an investment in associated entity to a royalty interest on November 13, 2025. Adjusted cash flows from operating activities1 is adjusted by $1.2 million and $2.1 million in 2025 due to royalty distributions received from the Company's effective royalty interest in Caserones.
Investing Activities
The total cash used in investing activities during the three months ended June 30, 2026 was $7.1 million compared to $6.3 million provided by investing activities for the comparative period. The net outflow in the current period related primarily to the amendment and restatement of the Western Queen Royalty, which totaled $7.2 million.
In the comparative period, the Company received $5.1 million from the sale of equity investments and $1.2 million in after-tax dividend distributions related to the Caserones royalty. After November 13, 2025, the revenue and taxes related to Caserones were considered operating activities as a result of the reclassification of Caserones to a royalty interest.
The total cash used in investing activities during the six months ended June 30, 2026 was $8.1 million compared to $7.3 million provided by investing activities for the comparative period. The net outflow in the current period related primarily to the amendment and restatement of the Western Queen Royalty, which totaled $7.2 million and the $1.0 million spent on the purchase of Tether Gold cryptocurrency tokens. This was partially offset by proceeds received from the sale of equity investments totaling $1.0 million for the period.
In the comparative period, the Company received $5.2 million from the sale of equity investments and $2.1 million in after-tax dividend distributions related to the Caserones royalty.
Financing Activities
The total cash used in financing activities for the three months ended June 30, 2026 was $3.2 million compared to $0.0 million for the comparative period. The net proceeds paid in the current period primarily related to $0.5 million spent on deferred financing costs related to the upsized credit facility agreement signed in Q1 2026, $2.0 million spent on the new NCIB program and $1.9 million spent on the inaugural dividend payment. This was partially offset by $0.9 million (2025 - $Nil) in net proceeds from exercise of stock options.
The total cash used in financing activities for the six months ended June 30, 2026 was $0.9 million compared to $3.1 million for the comparative period. The net proceeds paid in the current period primarily related to $1.6 million spent on deferred financing costs related to the upsized credit facility agreement signed in Q1 2026, $2.0 million spent on the new NCIB program and $1.9 million spent on the inaugural dividend payment. This was partially offset by $4.3 million (2025 - $Nil) in net proceeds from exercise of stock options. In the prior period the Company made $3.0 million in debt repayments towards the outstanding principal balance on the credit facility. As at June 30, 2026, the Company had no outstanding debt.
Contractual Obligations and Commitments
The following table outlines the Company’s contractual obligations and commitments as at June 30, 2026, reflecting fixed and determinable payment obligations under existing agreements. The table does not include contingent or variable payments, including milestone or production-based payments, where the timing or likelihood of occurrence cannot be reasonably estimated.
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	17

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Lease Obligations	$665	$288	$244	$134	$-
Total Contractual Obligations	$665	$288	$244	$134	$-
Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and directors for the six months ended June 30, 2026 and 2025 was as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries, fees, benefits and professional fees	$1,629	$391	$3,157	$1,002
Share-based compensation	1,285	360	2,873	864
Total	$2,914	$751	$6,030	$1,866
As at June 30, 2026 the Company held $1.7 million (December 31, 2025 - $1.1 million) in Tether Gold XAU₮ cryptocurrency tokens. As at June 30, 2026 a net $0.2 million (December 31, 2025 - $0.1 million) was due to related parties.
Quarterly Information

(In thousands of dollars, except per share amounts)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025

Financial results
Revenue	$23,788	$24,322	$16,047	$6,863
Revenue plus attributable share of Caserones[1]	23,788	24,322	17,226	8,216
Net income (loss)	3,598	1,083	(3,209)	1,373
Basic earnings (loss) per share	0.06	0.02	(0.07)	0.06
Diluted earnings (loss) per share	0.05	0.02	(0.07)	0.06
Total assets	$922,340	$916,098	$907,316	$209,573

(In thousands of dollars, except per share amounts)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024

Financial results
Revenue	$9,094	$11,639	$5,519	$3,725
Revenue plus attributable share of Caserones[1]	10,497	13,261	6,827	4,825
Net income	160	3,448	134	630
Basic earnings per share	0.01	0.14	0.01	0.03
Diluted earnings per share	0.01	0.14	0.01	0.03
Total assets	$206,467	$205,064	$204,167	$179,159

Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.
1 Refer to the "Non-IFRS Financial Measures" section on page 24 of this MD&A for more information on each non-IFRS financial measure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	18

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
New Accounting Pronouncements
New Accounting Policies
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the International Accounting Standards Board issued amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments relating to settling financial liabilities using electronic payment systems and assessing contractual cash flow characteristics of financial assets. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The amendments were effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9.
Deferred Share Units ("DSUs")
Share-based payment arrangements related to deferred share units are measured at fair value. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

New Accounting Policies Issued But Not Yet Effective
Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not mandatory for the current period and have not been early adopted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.
Risks and Uncertainties
Investment in the common shares of the Company involves a significant degree of risk and should be considered speculative due to the nature of Elemental's business and the present stage of its development. Prospective investors should carefully review the risk and uncertainties contained in Elemental's AIF for the year ended December 31, 2025 together with other information contained in this MD&A before making an investment decision.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	19

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Risk and Capital Management: Financial Instruments
Fair Value of Financial Instruments
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs which are supported by little or no market activity.
The Company has investments and a warrant liability which are classified as Level 1 and Level 2 of the fair value hierarchy. The Company also holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The carrying value of cash and cash equivalents, current trade receivables and other assets and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.
Interest Rate Risk
Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest bearing financial assets and liabilities that the Company uses. Treasury activities take place under procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest-bearing liabilities which comprise the loan from NBC, CIBC and BNS. Depending on the Company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.25% - 3.50% per annum, and the undrawn portion is subject to a standby fee of 0.50% - 0.78% per annum. An increase in the overall interest by 100 basis points would have increased the interest expense and decreased net income by $Nil during the period.
Market Risk
Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by mitigating it through the use of economic strategies.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	20

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.
Commodity Price Risk
The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Pound Sterling, Australian Dollar, Canadian Dollar and US Dollar and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.
Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s US Dollars denominated monetary assets and liabilities at June 30, 2026, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would not result in material impact in the Company’s net income. A 10% increase (decrease) of the value of other currencies relative to the US Dollar does not have a material impact on net income.
Management of Capital
Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.
The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in the light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.
Critical Accounting Judgments and Significant Estimates and Uncertainties
Please refer to the audited consolidated financial statements for the year ended December 31, 2025 on www.sedarplus.ca.
Disclosure Controls and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
The Company’s Disclosure Controls and Procedures (“DCP”) are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	21

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Internal Control over Financial Reporting
Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (“ICFR”). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's ICFR.
The Company’s ICFR includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control over Financial Reporting
On November 13, 2025, the Company completed the acquisition of EMX Royalty Corporation, which significantly expanded the Company's operations. As a result of the acquisition, the Company's internal control over financial reporting changed to incorporate the controls and processes of EMX. Management is in the process of integrating EMX's internal controls with those of the Company. Other than the foregoing, during the three and six months ended June 30, 2026, there were no changes in the Company's ICFR that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
Outstanding Share Data
As at August 10, 2026, the Company had 64,306,108 common shares issued and outstanding. There were also 2,986,478 stock options outstanding with expiry dates ranging from August 19, 2026 to April 15, 2033, 278,958 restricted share units outstanding and 1,075,780 warrants outstanding with an expiry date of April 14, 2027.
Forward-Looking Statements
This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	22

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company’s financial guidance and outlook; the completion of mine expansion under construction phases, and the results of exploration and timing thereof at the mines or properties that the Company holds an interest in; and future royalty payments relating to royalties and streams the Company holds an interest in. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements.
Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations; interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict; title, permit or license disputes related to interests on any of the properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; and other factors, many of which are beyond the control of the Company. The Company assumes no responsibility to update forward-looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.
Financial Outlook
This MD&A may contain "future-oriented financial information" and/or information that is "financial outlook" each within the meaning of Canadian securities legislation (collectively, "Financial Outlook"), about prospective financial performance, results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action. The Financial Outlook has been prepared by management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above entitled “Portfolio Growth” and “Forward-Looking Statements” and assumptions with respect to future metal prices, the estimation of mineral reserves and mineral resources, realization of mineral reserve estimates and the timing and amount of estimated future production, or other financial assumptions which may have been used to prepare the Financial Outlook. Management does not have, or may not have had at the relevant date, any assurance that such financial performance or operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the Financial Outlook, objectively determinable.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	23

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
Importantly, the Financial Outlook contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company’s royalty partners. The Financial Outlook contained in this MD&A does not purport to present the Company’s financial performance, results of operations and financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the Financial Outlook will prove accurate. The actual financial performance, results of operations and financial condition of the Company will likely vary from the amounts set forth in the analysis presented in this MD&A, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the Financial Outlook). The Company and management believe that the Financial Outlook has been prepared on a reasonable basis, reflecting management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks, Financial Outlook within this MD&A should not be relied on as necessarily indicative of future results.
Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this MD&A have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with NI43-101 and the Canadian Institute of Mining and Metallurgy Classification System based on information prepared by the current or previous owners or operators of the relevant properties (as and to the extent indicated by them). Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed pre-feasibility or feasibility studies, or in the life of mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the ‘measured’ and ‘indicated’ categories will ever be converted into reserves.
Non-IFRS Financial Measures
The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.
Caserones Reclassification
Effective November 13, 2025, the shareholders of SLM California executed an amendment to the entity's shareholder agreement, resulting in the Company reassessing the classification of its interest in SLM California, which holds the Company’s Caserones royalty. As a result of the amendment to the shareholder agreement, the Company determined that the revised arrangement constituted a joint operation in accordance with IFRS 11 Joint Arrangements. Consequently, on November 13, 2025, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets, liabilities, revenues, and expenses of SLM California as a joint operation. As a result, there are no adjustments in the current period for revenue plus attributable share of Caserones, depletion plus attributable share of Caserones or tax expense plus attributable share of Caserones.
Reconciliation of Adjusted EBITDA:
Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	24

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The following is the reconciliation of adjusted EBITDA:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025

Net income for the period	$3,598	$160	$4,681	$3,608
Project evaluation and transaction related expenses	244	420	686	436
Interest Income	(444)	(76)	(657)	(105)
Interest and finance expenses	381	104	560	235
Tax expense plus attributable share of Caserones	3,817	1,565	6,887	3,168
Depletion plus attributable share of Caserones	8,139	4,017	16,756	9,767
Depreciation	61	-	108	-
(Gains) losses on revaluation of financial instruments	(1,010)	205	1,468	26
Share-based compensation	1,761	556	3,769	1,313
Losses on disposals	213	1,833	243	1,807
Impairment charges	677	-	677	-
Adjusted EBITDA	$17,437	$8,784	$35,178	$20,255
The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.
Reconciliation of Revenue, Depletion and Tax expense plus Attributable Share of Caserones:
Revenue plus attributable share of Caserones is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental’s effective royalty on the Caserones copper mine. Management uses revenue plus attributable share of Caserones to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use revenue plus attributable share of Caserones to evaluate the results of the underlying business, particularly as the revenue plus attributable share of Caserones may not typically be included in operating results. Management believes that revenue plus attributable share of Caserones is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Revenue plus attributable share of Caserones is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.
Depletion plus attributable share of Caserones and tax expense plus attributable share of Caserones are non-IFRS measures which include depletion and tax expense from the Caserones royalty asset respectively, consistent with the recognition of revenue plus attributable share of Caserones as described above.
The following is the reconciliation of revenue plus attributable share of Caserones:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025

Revenue	$23,788	$9,094	$48,110	$20,733
The Company's share of royalty revenue from Caserones	-	1,403	-	3,025
Revenue plus attributable share of Caserones	$23,788	$10,497	$48,110	$23,758

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	25

Management's Discussion & Analysis
(Expressed in U.S. Dollars, except where indicated)
The following is the reconciliation of depletion plus attributable share of Caserones:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025

Depletion of royalties	$(8,139)	$(3,629)	$(16,756)	$(9,003)
Depletion of Caserones	-	(388)	-	(764)
Depletion plus attributable share of Caserones	$(8,139)	$(4,017)	$(16,756)	$(9,767)
The following is the reconciliation of tax expense plus attributable share of Caserones:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025

Tax expense	$(3,817)	$(1,186)	$(6,887)	$(2,351)
Tax expense related to Caserones	-	(379)	-	(817)
Tax expense plus attributable share of Caserones	$(3,817)	$(1,565)	$(6,887)	$(3,168)
Reconciliation of Adjusted Cash Flows from Operating Activities:
Adjusted cash flows from operating activities is a non-IFRS measure which includes dividends from the Caserones royalty asset.
The following is the reconciliation of adjusted cash flows from operating activities:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025

Cash provided by operating activities	$15,532	$13,222	$30,026	$15,594
Caserones royalty distributions	-	1,188	-	2,110
Adjusted cash flows from operating activities	$15,532	$14,410	$30,026	$17,704
Reconciliation of Gold Equivalent Ounces Sold
Elemental's revenue plus attributable share of Caserones is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The average gold price for the period is sourced from S&P Capital IQ. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.
The following is the reconciliation of gold equivalent ounces sold:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Revenue plus attributable share of Caserones (in $000s)	$23,788	$10,497	$48,110	$23,758
Average gold price	$4,533	$3,297	$4,702	$3,050
Total GEOs	5,248	3,184	10,231	7,790

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	26